Exhibit 99.2

May 10, 2004

Mr. Robert E. Balletto

Chief Executive Officer

Georgetown Savings Bank

7 North Street

Georgetown, MA 01833

RE:	Business Plan

Dear Mr. Balletto:

FinPro, Inc. (“FinPro”) would be pleased to assist Georgetown Savings Bank, ( “the Bank”) in compiling a business plan in conjunction with the proposed mutual holding company formation and minority stock offering by the Bank

Section 1. Scope of Project:

In connection with the preparation of the business plan and any other strategy planning services, the following major tasks will be included:

•	compile a historical trend analysis utilizing the past five year ends of Regulatory Reports;

•	perform detailed peer analysis;

•	assess competitive situation;

•	analyze the Bank markets and customers from a demographic standpoint;

•	assess the regulatory, social, political and economic environment;

•	document the internal situation assessment;

•	analyze the current ALM position;

•	analyze the CRA position;

•	identify and document strengths and weaknesses;

•	document the objectives and goals;

•	document strategies;

•	meet with the regulators to review the business plan prior to filing holding Bank applications if necessary;

•	compile five year projections of performance;

•	prepare assessment of strategic alternatives;

•	conduct one or two planning retreats with the Board and Management to review strategies;

•	map the Bank’s general ledger to FinPro’s planning model;

•	assess the Bank from a capital markets perspective including comparison to national, regional, state and similar size organizations;

•	prepare a written business plan in form and substance satisfactory to all applicable regulatory authorities.

Section 2: Information Requirements of the Bank

To accomplish the tasks set forth in Section 1 of this proposal, the following information and work effort is expected of the Bank:

•	provide FinPro with all financial and other information, whether or not publicly available, necessary to familiarize FinPro with the business and operations of the Bank;

•	allow FinPro the opportunity, from time to time, to discuss the operations of the Bank with Bank personnel;

•	promptly advise FinPro of any material or contemplated material transactions that may have an effect on the day-to-day operations of the Bank;

•	provide FinPro with all support schedules required to compile Regulatory, Board and Management reports;

•	have system download capability;

•	promptly review all work products of FinPro and provide necessary sign-offs on each work product so that FinPro can move on to the next phase;

•	provide FinPro with office space to perform its daily tasks. The office space requirements consists of a table with at least two chairs along with access to electrical outlets for FinPro’s computers.

Section 3: Term of the Agreement and Staffing

It is anticipated that it will take approximately one month of elapsed time to complete the tasks outlined in this proposal. During this time, FinPro will be on-site at the Bank’s facilities on a periodic basis, during normal business hours.

Section 4: Fees and Expenses

FinPro’s fees for providing the planning services outlined in this proposal will be $25,000.

FinPro’s fee for the segmentation coding and/or SIC coding of the Bank’s records will be a direct pass through to the Bank’s and is estimated at $70 per thousand records.

In any of these cases, the fee will be payable based on the following schedule:

•	A retainer of $5,000 payable upon the signing of this agreement; and

•	The remainder payable upon delivery of the final plan.

In addition to any fees that may be payable to FinPro hereunder, the Bank hereby agrees to reimburse FinPro for all of FinPro’s travel and other out-of-pocket expenses incurred in connection with FinPro’s engagement. Such out-of-pocket expenses will consist of travel to and from the Bank’s facilities from FinPro’s offices, normal delivery charges such as Federal Express, and costs associated with the actual documents such as black and white copying. Other than the master copy of the plan, all other color copies will be passed through at actual cost.

FinPro agrees to execute a suitable confidentiality agreement with the Bank. The Bank acknowledges that all advice (written or oral) given by FinPro to the Bank in connection with FinPro’s engagement are intended solely for the benefit and use of the Bank (and it’s directors, management, and attorneys) in connection with the matters contemplated hereby, and the Bank agrees that no such advice shall be used for any other purpose, except with respect to the opinion, valuation, proxy, prospectus and related material to the valuation which may be used for the proper corporate purposes of the client, or reproduced, or disseminated, quoted or referred to at any time, in any manner or for any purpose, nor shall any public references to FinPro be made by the Bank (or such persons), without the prior written consent of FinPro, which consent shall not be unreasonably withheld.

Please sign and return one of the original copies of this agreement along with the retainer to indicate acceptance of the agreement. We hope that we might be selected to work with the Bank on this endeavor and are excited about building a relationship with the Bank.

Sincerely: FinPro, Inc.

By:

/s/ DONALD MUSSO	/s/ ROBERT BALLETTO
Donald J. Musso	Robert E. Balletto
President	Chief Executive Officer

Date: May 10, 2004	Date: May 11, 2004